UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PERNIX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71426V108

(CUSIP Number)

Cetus Capital III, L.P.

Cetus Capital II, LLC

Littlejohn Opportunities Master Fund LP

SG Distressed Fund, LP

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108

1	Name of Reporting Persons Cetus Capital III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 183,959

	8	Shared Voting Power 0

	9	Sole Dispositive Power 183,959

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,959

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.30% (1)

14	Type of Reporting Person OO

(1) Based on 61,037,804 shares of common stock outstanding as of July 30, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2015.

CUSIP No. 71426V108

1	Name of Reporting Persons Cetus Capital II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,717,866

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,717,866

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,717,866

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.45% (1)

14	Type of Reporting Person OO

(1) Based on 61,037,804 shares of common stock outstanding as of July 30, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2015.

CUSIP No. 71426V108

1	Name of Reporting Persons Littlejohn Opportunities Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 744,660

	8	Shared Voting Power 0

	9	Sole Dispositive Power 744,660

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,660

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.22% (1)

14	Type of Reporting Person OO

(1) Based on 61,037,804 shares of common stock outstanding as of July 30, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2015.

CUSIP No. 71426V108

1	Name of Reporting Persons SG Distressed Fund, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 391,337

	8	Shared Voting Power 0

	9	Sole Dispositive Power 391,337

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 391,337

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.64% (1)

14	Type of Reporting Person OO

(1) Based on 61,037,804 shares of common stock outstanding as of July 30, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2015.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 3, 2014 (together with this Amendment No. 1, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”).  Items 2, 3, 5 and 6 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

(a) This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company (“Littlejohn V”).

(ii) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“Littlejohn Opportunities Master Fund”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iv) SG Distressed Fund, LP, a Delaware limited partnership (“SG Distressed Fund”), whose general partner is Littlejohn Opportunities GP.

(b) The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus III, Cetus II, Littlejohn Opportunities Master Fund and SG Distressed Fund are private investment vehicles engaged in investing in debt and equity instruments.

(d) – (e)  During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Cetus III is a Delaware limited partnership.  Cetus II is a Delaware limited liability company. Littlejohn Opportunities Master Fund is a Cayman Islands limited partnership.  SG Distressed Fund is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following additional disclosure:

No additional consideration was paid for the Inducement Shares (as defined below) issued to the Reporting Persons.

A total of approximately $1,073,808 was paid for the 183,959 Shares held by Cetus III, which such Shares were purchased on the open market.

Item 5.         Interest in Securities of the Issuer

(a) – (b) The information contained on the cover page of this statement is hereby incorporated by reference.

All calculations of percentage ownership in this statement are based on 61,037,804 shares outstanding as of July 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 6, 2015.  As of the date hereof, the Reporting Persons are the beneficial owners of 4,037,822 Shares, which constitutes 6.62% of the Issuer’s outstanding shares of common stock.  Cetus III has the sole power to vote and sole power to dispose of 183,959 Shares.  Cetus II has the sole power to vote and sole power to dispose of 2,717,866 Shares.  Littlejohn Opportunities Master Fund has the sole power to vote and sole power to dispose of 744,660 Shares.  SG Distressed Fund has the sole power to vote and sole power to dispose of 391,337 Shares.  The information set forth in Item 6 of this statement as amended or supplemented is hereby incorporated herein by reference.

(c) On February 21, 2014, (i) Cetus II acquired $8,812,500 principal amount of the Notes, which were convertible into 2,447,916.9 Shares at Cetus II’s option; (ii) Littlejohn Opportunities Master Fund acquired $2,437,500 principal amount of the Notes, which were convertible into 677,083.4 Shares at Littlejohn Opportunities Master Fund’s option; and (iii) SG Distressed Fund acquired $1,250,000 principal amount of the Notes, which were convertible into 347,222.3 Shares at Cetus II’s option; in each case, from the Issuer in a private placement transaction.

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 16, 2015, the Company entered into an inducement agreement (the “Inducement Agreement”) with all of the holders of the Notes (including the Reporting Persons) representing $65 million aggregate principal amount of the Notes, a form of which was filed by the Company on a Current Report on Form 8-K filed with the SEC on April 17, 2015, pursuant to which such holders agreed to the removal of substantially all of the material restrictive covenants in the Indenture governing the Notes, and to convert their Notes in exchange for additional shares of Common Stock in the aggregate amount of 2,338,129 shares (the “Inducement Shares”). The issuance of the Inducement Shares will be made pursuant to an exemption from the registration requirements of the Securities Act contained in Section 4(a)(2).

On April 20, 2015, the Company entered into the lock-up agreement (the “Lock-Up Agreement”) with the Reporting Persons, a form of which is included as Exhibit B to the Inducement Agreement. Each of the holders entering into the Inducement Agreement (including the Reporting Persons) agreed to be bound by the Lock-up Agreement to not to sell the shares of the Company’s Common Stock to be issued to such holders upon conversion of the Notes for 145 days (the “lock-up period”) subject to certain exceptions, including in connection with settling existing short positions and underwritten public offerings pursuant to the Registration Rights Agreement. In addition, such holders were permitted to dispose of up to 80 percent of such shares of the Company’s Common Stock remaining after settling existing short positions prior to the end of the lockup period in specified intervals.

The foregoing summary of the Inducement Agreement and the Lock-Up Agreement is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Persons, or any other person or entity controlled by any Reporting Person, or any person or entity for which any Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2015	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: August 12, 2015	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: August 12, 2015	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: August 12, 2015	SG Distressed Fund, LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement.